FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated March 9, 2005, regarding the Key Events.
2.	Translation of a letter to CONASEV, dated March 14, 2005, regarding the result of the redemption of the Second Program of Telefónica del Perú’s Corporate Bonds—Eighth Issue, Serial A.
3.	Translation of a letter to CONASEV, dated March 14, 2005, regarding the Second Program of Commercial Papers—31st Issue.
4.	Translation of a letter to CONASEV, dated March 14, 2005, regarding the Third Program of Telefónica del Perú’s Corporate Bonds—Sixth Issue.

Item 1

TRANSLATION

March 9, 2005

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs about the terms and conditions of the 31st Issue of the Second Program of Commercial Papers, according to the notice to be published soon, the same that is enclosed herewith.

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

Item 2

GCF-220-A-037-05

Lima, March 14, 2005

Messers

REGISTRO PÚBLICO DE MERCADO DE VALORES

CONASEV

Lima.-

Dear Sirs,

According to article 28 of the Peruvian Capital Market Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. informs you about the result of the redemption of the Second Program of Telefónica del Peru’s Corporate Bonds – 8th Issue, Serial A, with the following characteristics:

Issue	Serial	Term	Date of Issue	Expiration Date	Nominal Value
Eighth	A	2 years	03.14.03	03.14.05	S/. 75,000,000.00

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 3

Lima, March 14, 2005

Messers

REGISTRO PÚBLICO DE MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

According to article 28° of the Peruvian Capital Market Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. informs you about the result of the colocation of the second public primary offer of the Second Program of Commercial Papers – 31st Issue carried out on March 11. The conditions of such issue are the following:

Serial B:	270 days
Implicit Performance:	4.3998%
Placement Price:	96.8223% of the nominal value.
Issue Amount:	S/. 85,000,000 (eight five millions Nuevos Soles)
Amount placed:	S/. 85,000,000 (eight five millions Nuevos Soles)
Placement Date:	March 11, 2005
Issue Date:	March 14, 2005
Redemption Date:	December 9, 2005
Nominal Value:	S/. 5,000.00 (five thousand Nuevos Soles)
N° of commercial papers:	17,000.00

Find attached the form of information requested.

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 3

SECURITIES INFORMATION

Name (Issuer): Telefónica del Perú S.A.A.

Issue: Telefónica del Perú’s Second Program of Commercial Papers – 31st Issue

Lead Arranger: BBVA Banco Continental

Placing Arranger: Continental Bolsa SAB, S.A.

Serial	Implicit Performance:	Implicit Placement Performance:	Placement Price (%):	Amount/issued:	Placed Amount:	Placement Date:	Date of Issue:	Expiration Date:	Nominal Value:	N° of Values (Bonds):
B	4.3998%	4.3998%	96.8223%	S/.85,000,000	S/. 85,000,000	03/11/2005	03/14/2004	12/09/2005	S/.5,00	17

Item 4

Lima, March 14, 2005

Messers

REGISTRO PÚBLICO DE MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

This is in relation to the placement of the serial A of the Third Program of Telefónica del Peru’s Corporate Bonds—Sixth Issue, announced to the market the past March 7, 2005, in order to deliver the respective form of information duly completed.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 4

SECURITIES INFORMATION

Name (Issuer): Telefónica del Perú S.A.A.

Issue: Telefónica del Perú’s Third Program of Corporate Bonds—Sixth Emission, Serial A

Lead Arranger: BBVA Banco Continental

Placing Arranger: Continental Bolsa SAP, S.A.

Serial:	Interest Rate:	Primary Placement Rate:	Placement Price (%):	Amount/ Issued:	Placement Amount:	Placement Date:	Date of Issue:	Expiration Date:	Nominal Value:	N° of Securities (Bonds):
A	5.1875%	5.1875%	100%	S/. 100,000,000	S/.100,000,000	03/04/2005	03/07/2005	12/07/2006	S/.5,00	20

Schedule of interest payment

Coupon N°	Expiration Date	Payment Date
1°	06/07/2005	06/07/2005
2°	12/07/2005	12/07/2005
3°	06/07/2006	06/07/2006
4°	12/07/2006	12/07/2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: March 18, 2005	By:	/s/ Julia María Valentín
	Name:	Julia María Valentín
	Title:	General Counsel